Exhibit 99.3

Cable and Wireless plc
First Quarter 2004/5 Trading Statement

Cable and Wireless plc today (21 July 2004) issued its first quarter trading statement, for the three months to 30 June 2004, with revenue of £798 million and a net cash balance of £1,430 million.

Francesco Caio, Chief Executive of Cable and Wireless plc, said: “In June we outlined our priorities for this year in the context of a maturing market in the UK and varied stages of market development in the National Telcos. In the UK our priority is to manage efficiently existing services whilst laying the foundations to participate in growth areas. In the National Telcos, we are progressing initiatives to limit margin erosion, maximise cash and capitalise on growth opportunities.

“These priorities are closely aligned with trading conditions that remain very challenging across all markets. In the UK, where switched voice is still the largest component of our revenues, we continue to see pressure on pricing. We continue to strengthen our business platform in existing services through improved account management and product development. Recent contract wins include the Post Office and O2 Airwaves in carrier pre-select and the NHS in email and directory services. The decline in legacy services is mitigated by ongoing growth in demand for IP-based solutions and broadband services, and we are investing to develop our competitive position. The July launch of our VoIP capability and customer response to the quality and innovation of broadband services we can deliver through our acquisition of Bulldog Communications are encouraging signs that, over time, we will be able to capture growth in IP and broadband.

“In the National Telcos, we see a consistent pattern of market evolution as liberalisation progresses. For this reason, our initiatives to reduce costs, improve customer service and strengthen management skills remain critical as competitive pressure increases across all revenue streams. During the quarter we acquired Monaco Telecom and we will continue to screen opportunities to expand our footprint.

“Group revenue was lower in the first quarter compared to the prior year reflecting the continued negative impact of exchange rate movements in our National Telcos together with weakening Carrier Services revenue in continental Europe and ongoing competitive pressure in Japan & Asia. The decline in Group revenue in the first quarter against the previous quarter was principally due to lower UK revenue. This was in line with our expectations for the first quarter given the difficult trading conditions we had anticipated going into this year and which we expect to persist looking forward. Our net cash balance reflects the tight cash controls across the Group. Cash preservation and cost control remain a key focus, underpinning our assessment of all projects.”

Trading review

In the three months ended 30 June 2004, Group revenue was £798 million. Before the contribution of revenue from Monaco Telecom and Bulldog Communications (£5 million) this represents a decline of Group revenue in the first quarter against the prior year of 9 percent at actual rates and 4 percent at constant currency. Similarly, when compared to the prior quarter, revenue showed a decline of 2 percent at actual rates and 3 percent at constant currency.

In the UK, first quarter revenue was flat against the prior year and declined by 4 percent against the prior quarter. The Enterprise market remains highly competitive as does the Business market where we are working to re-establish our position. Carrier Services still accounted for a significant proportion of UK revenue. The cost reduction initiatives taken in the second half of last year will help to compensate for the pricing pressure we are seeing. Further cost savings will be delivered in the second half to underpin our overall performance.

First quarter revenue in the National Telcos was flat at constant currency when compared to the prior year and declined by 3 percent against the prior quarter. At constant currency, Caribbean revenue declined by 3 percent against the prior year and by 7 percent against the prior quarter. This decline in Caribbean revenue is in line with management’s expectations and principally reflects the introduction of competition in international fixed line services in Jamaica at the beginning of 2003/4, in mobile services in Barbados (February 2004) and mobile and international services in Cayman (February/April 2004, respectively).

Elsewhere in the Group, revenue was lower in line with expectations. First quarter revenue in Europe was flat at constant currency (and reported rates) against the prior quarter and declined at constant currency by 33 percent (36 percent at reported rates) when compared to the prior year. This decline reflects intensive pricing pressure in Carrier Services during the year together with the residual impact of the sale of domestic operations. We will bring cost levels in line with revenues in Europe. In Japan & Asia, first quarter revenue declined at constant currency by 20 percent (22 percent at reported rates) when compared to the prior year and was up 10 percent (12 percent at reported rates) against the prior quarter, in line with management expectations. The decline in revenue reflects continued pricing pressure on domestic and globally managed contracts together with the residual impact of the termination of local services in Hong Kong.

Net Cash

Cable & Wireless’ net cash balance at 30 June 2004 was £1,430 million, reflecting continued focus on working capital, the effect of phasing capital expenditure and other one-off items such as cash acquired in Monaco Telecom of £55 million. Gross cash was £2,317 million (including £12 million of treasury instruments) and gross debt was £887 million (31 March 2004: £1,448 million, £2,367 million and £919 million respectively), of which long term debt was £841 million.

In the first quarter cash capital expenditure was £50 million (Q1 2003/4: £100 million, Q4 2003/4: £76 million). The cash consideration for the Group’s acquisition of Bulldog Communications Limited and a controlling interest in Monaco Telecom was £126 million. Exceptional cash expenditure in the first quarter was £30 million.

Cable & Wireless Group revenue and cash (30 June 2004)

£ million	Q1	Q4	Q1
(unaudited and at reported rates)	2004/5	2003/4	2003/4

Revenue
UK	406	423	408
National Telcos (ex Caribbean)	140	133	143
Caribbean	140	146	167
Europe, Japan & Asia, CWAO	116	111	158
Inter- group eliminations	(4)	(1)	(7)

Total continuing businesses	798	812	869

Total Revenue	798	815	974

Cash
Gross Cash	2,317	2,367	2,669
Gross Debt	(887)	(919)	(1,047)

Net Cash	1,430	1,448	1,622

Notes

Revenue from Bulldog Communications is included in UK revenue from 28 May 2004.

Revenue from Monaco Telecom is included in National Telcos revenue from 18 June 2004.

Revenue from continuing businesses excludes the US domestic businesses that were deconsolidated from the Group accounts on 8 December 2003 and TeleYemen that ceased operating following the expiry of its licence on 31 December 2003.

Interim Results

Cable & Wireless will announce its results for the six months to 30 September 2004 on 10 November 2004.

Contacts:

Investor Relations:
Virginia Porter	Acting Director, Investor Relations	+44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225
Glenn Wight	Manager, Investor Relations	+44 20 7315 4468

Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+44 20 7315 4410
Peter Eustace	Head of Media Relations	+44 20 7315 4495
Rollo Head	Finsbury	+44 20 7251 3801
/Alice MacAndrew

About Cable & Wireless
Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Japan, the Caribbean, Panama, the Middle East and Macau.

For more information about Cable & Wireless, go to www.cw.com.

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those which appear, or are referred to, in the cautionary statements section on the first page of the company's Form 20F 2004.